SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 March 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

27 March 2015

LLOYDS BANKING GROUP PLC CIRCULAR TO SHAREHOLDERS IN RESPECT OF RE-LAUNCH OF THE DIVIDEND REINVESTMENT PLAN ("DRIP")

Lloyds Banking Group plc (the "Company") announced on 27 February 2015 that its Directors were recommending that a dividend of 0.75 pence per ordinary share be declared for the full year ended 31 December 2014.  Shareholders will be asked to approve this dividend at the Company's 2015 Annual General Meeting ("AGM").

The Company also announced on 27 February 2015 that the Directors have decided to re-launch the Company's DRIP. The DRIP allows shareholders to use their dividend payments to purchase additional shares in the Company, rather than receive a cash payment.

In accordance with Listing Rule 9.6.1, the Company has submitted today to the National Storage Mechanism a circular to shareholders in respect of the re-launch of the DRIP, comprising the following documentation:

• a letter from the Chairman regarding the Company's DRIP;

•     a guide for shareholders entitled "Your Dividend - Your Choice" explaining the choices available to shareholders, key dates for the DRIP, frequently asked questions and providing instructions on how to complete the         relevant forms to be sent to shareholders in relation to the DRIP (the "Guide"). The Guide has been tailored to shareholders depending on whether they currently participate in the DRIP or are registered to receive a cash        dividend; and

• the terms and conditions of the DRIP,

(together, the "Circular").

The Circular will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the Circular is available through the 'Investors & Performance' section of our website www.lloydsbankinggroup.com

Mailing of the Circular, relevant forms relating to the DRIP and other AGM documents commenced today.

If shareholders wish to make a change to their dividend payment instruction, the relevant instruction forms must be received by the Company's DRIP administrator, Equiniti Financial Services Limited, by no later than 5.00 pm on 21 April 2015 for those instructions to apply in respect of the recommended dividend to be proposed at the Company's 2015 AGM.

-END-

For further information:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Head of Operations & Reporting
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                               +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Participation in the DRIP is optional, and this announcement does not constitute advice to join, continue to participate in, or withdraw from, the DRIP. If shareholders have any doubt about the action they should take, it is recommended that they consult their stockbroker, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                                                                                                                                 Name: Douglas Radcliffe

                                     Title: Interim Investor Relations Director

Date: 27 March 2015